EXHIBIT H-1

PROPOSED FORM OF NOTICE

Allegheny Energy, Inc. (70-_____)

                 Allegheny Energy, Inc. ("Allegheny"), a registered holding company, has filed an Application/Declaration on Form U-1 pursuant to Sections 6(a), and 7 of the Act, and Rule 54 under the Act, requesting that the Commission authorize Allegheny to amend a stockholder protection rights plan (the "Plan") previously authorized by the Commission in Holding Co. Act Release No. 9459, dated July 23, 1999. Under the Plan, all holders of Allegheny common stock on May 16, 2000 were granted the right ("Right") to purchase one share of common stock at a pre-determined Exercise Price on the earlier of (i) the first date, or such later date as the Allegheny Board of Directors ("Board") may from time to time fix, of public announcement by Allegheny that any person or group (an "Acquiring Person") acquires beneficial ownership of 15% or more of Allegheny's outstanding common stock and (ii) 10 business days (unless extended by the Board) after any person or group commences a tender or exchange offer which would, upon its consummation, result in such a person or group becoming an Acquiring Person (collectively, a "Triggering Event").

               Allegheny states that shareholder proposals were submitted at Allegheny's annual meetings in May 2001 and 2002, seeking to make the adoption or maintenance of a "poison pill" subject to shareholder approval. Each year, the proposal received the affirmative vote of more than 50 percent of the votes cast. In response to this vote, the Nominating and Corporate Governance Committee of the Board reconsidered the appropriateness of the Plan and, in July 2003, recommended to the Board that the Rights and the Plan be terminated. The Board approved that recommendation. Allegheny therefore requests authority to amend the Rights Agreement and terminate the Plan.